Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Foreign Stock Portfolio
Risk-Managed Growth Portfolio
Risk-Managed Core Portfolio
33-63212, 811-7736



The May 1, 2004 Janus Aspen Series Prospectus shows the following changes for Foreign Stock Portfolio:

1. International Value Portfolio reflects a change in its name to "Foreign Stock Portfolio."

2. Foreign Stock Portfolio invests, under normal circumstances, at least 80% of its net assets in stocks of issuers located in at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and, under unusual circumstances, it may at times invest all of its assets in fewer than five countries or even a single country. The Portfolio emphasizes investments in companies the portfolio manager believes are undervalued relative to their intrinsic worth.


The May 1, 2004 Janus Aspen Series Prospectus shows the following changes for Risk-Managed Growth Portfolio:

1. Risk-Managed Large Cap Growth Portfolio reflects a change in its name to "Risk-Managed Growth Portfolio."

2. Risk-Managed Growth Portfolio invests primarily in common stocks of large-sized companies selected for their growth potential. The Portfolio seeks to control risks by selecting stocks only from the universe of the Portfolio's benchmark, which is the Russell 1000 Growth Index, among other risk control techniques.


The May 1, 2004 Janus Aspen Series Prospectus shows the following changes for Risk-Managed Core Portfolio:

1. Risk-Managed Large Cap Core Portfolio reflects a change in its name to "Risk-Managed Core Portfolio."

2. Risk-Managed Core Portfolio invests primarily in common stocks of large-sized companies selected for their growth potential. The Portfolio seeks to control risks by selecting stocks only from the universe of the Portfolio's benchmark, which is the S&P 500(R) Index, among other risk control techniques.